EXHIBIT 99.1

Appointment of Sir Frank Chapman

HAMILTON, Bermuda, Sept. 22, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") announces that with effect from September 19, 2014, Sir Frank Joseph Chapman has been appointed to the Board of Directors of the Company and will act as the Company's Chairman.

Sir Frank Chapman has worked 40 years in the oil and gas industry culminating in a twelve-year period as Chief Executive of BG Group plc. Under Sir Frank's leadership, BG Group grew from the modest UK-based Exploration and Production interests of the old British Gas into an international integrated oil and gas major. Operating profits grew from some $50 million in 1996 to more than $8 billion in 2012. Sir Frank is currently a non-executive director of Rolls-Royce plc and chairman of their safety and ethics committee. Sir Frank was knighted in the 2011 Queen's Birthday Honours List for services to the oil and gas industries.

The Board looks forward to working with Sir Frank, who shares the same ambitions for Golar, in achieving its strategic goal of becoming an integrated midstream LNG company.

Hamilton, Bermuda
September 19, 2014